Exhibit 77c

Shareholder Meeting Results
The Annual Meeting of Shareholders of Scudder Strategic Municipal Income
Trust (the ?fund?) was held on April 25, 2005. The following matters were voted upon by the shareholders of said fund (the resulting votes are presented below):

1. To elect nine individuals to constitute the Board of Trustees of the fund. Number of Votes:
For 					Withheld
John W. Ballantine 9,728,148 			98,840
Donald L. Dunaway 9,719,413 			107,575
James R. Edgar 9,727,861 			102,239
Paul K. Freeman 9,724,749 			102,239
Robert B. Hoffman 9,717,798 			109,190
William McClayton 9,728,898 			98,090
Shirley D. Peterson 9,727,511 9		9,477
William N. Shiebler 2,701 			18
Robert H. Wadsworth 2,701 			18

2. To ratify the selection of Ernst & Young LLP as independent auditors for the fund.

Number of Votes:
For 		Against 		Abstain
9,753,042 	27,594 		46,353